For Broker Dealer Use Only
FOR USE BY BROKER DEALERS ONLY	Not For Further Distribution
Filed Pursuant to Rule 433
Registration No. 333-145845
September 10, 2008

Preliminary Term Sheet dated September 10, 2008
(To the Prospectus dated August 27, 2008 and
Prospectus Supplement dated August 27, 2008)

$[—] 100% Principal Protected Leveraged Callable CMS Spread Note Due 2028 Medium-Term Notes, Series A, No. [—]

As further described below, interest will accrue on the notes (i) for the first year, at 12% per annum and (ii) from second year to maturity: subject to our redemption right, at a variable per annum rate equal to 11 times the difference, if positive, between the 10-Year CMS Rate and the 2-Year CMS Rate, as determined and reset semi-annually, subject to a maximum coupon of 15% per annum. The notes provide the opportunity to receive an above market interest rate for the first year, however, the notes will not accrue any interest in any interest rate period from the second year to maturity in which the 10-Year CMS Rate is less than or equal to 2-Year CMS Rate. We have the right to redeem the notes on any interest payment date on or after September 30, 2009.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Valuation Date:	TBD

Issue Date:	September 30, 2008

Maturity Date:	September 30, 2028* (resulting in a term to maturity of approximately 20 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Rate:

10 Year CMS Rate minus 2-Year CMS Rate

10 Year CMS Rate means the rate for U.S. dollar swaps with a maturity of 10 years expressed as a percentage (determined semi-annually), which appears on Reuters screen “ISDAFIX1” page as of 11:00 a.m., New York City time, on the relevant date.

2 Year CMS Rate means the rate for U.S. dollar swaps with a maturity of 2 years expressed as a percentage (determined semi-annually), which appears on Reuters screen “ISDAFIX1” page as of 11:00 a.m., New York City time, on the relevant date.

Principal Protection Percentage:	100%

Interest:

From and including the Issue Date to but excluding September 30, 2009, the interest rate on the Notes is 12.00% per annum.

Unless the Notes were subject to an Early Redemption, during the Variable Interest Rate Period, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to 11 times the level of the Reference Rate which will not be less than zero, subject to the Interest Rate Cap, as determined on the relevant CMS Determination Date.

Variable Interest Rate Period means the period from and including September 30, 2009 to but excluding the maturity date or any earlier Redemption Date on which the Notes were subject to Early Redemption.

Interest Rate Cap:	15.00% per annum.

CMS Determination Date:	Two Business Days prior to the relevant Interest Reset Date

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each March 30 and September 30, beginning on March 30, 2009

Interest Reset Dates:	Each March 30 and September 30, beginning on September 30, 2009

Day Count Convention:	30/360

Business Day Convention:	Following (with no adjustment for period end dates)

Payment at Maturity:	If the Notes were not subject to an Early Redemption, you will receive at maturity, 100% of the principal amount of your notes plus any accrued and unpaid interest.

Early Redemption:	Commencing on September 30, 2009, we have the right to redeem the notes, in whole but not in part, on any Interest Payment Date thereafter and pay to you 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the date of such Early Redemption, upon at least 5 Business Days notice.

Redemption Date:	September 30, 2009, and on each Interest Payment Date thereafter

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	TBD

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This material is not a confirmation of a transaction and is for informational purposes only. We are willing to discuss it with you on the assumption that you have sufficient knowledge, experience and professional advice to understand and make your own independent evaluation of the merits and risks of the proposed structures. This should not be viewed as investment, tax, accounting or other advice. This material may be amended, superseded or replaced in its entirety by subsequent term sheets or other summaries of terms and conditions or confirmations. In the event of any inconsistency between this term sheet and any pricing supplement with respect to a transaction related to the securities discussed herein, such pricing supplement shall govern.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. All information, terms and pricing set forth herein reflect our judgment at the date and time hereof and are subject to change.

In the event that Barclays were to enter into a transaction with you, Barclays will not do so as your fiduciary or advisor. Barclays will generally conduct its business without regard to the consequences of such conduct (adverse or otherwise) to you. Barclays, or any of its affiliates may from time to time act as manager, co-manager or underwriter of a public offering or otherwise, in the capacity of principal or agent, deal in, hold or act as market makers or advisors, brokers or commercial and/or investment bankers in relation to the securities or related derivatives that are discussed herein.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation, asset, entity or index, and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, and any relevant prospectus supplement, pricing supplement or free writing prospectus relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Copyright in these materials is owned by Barclays (© Barclays Bank PLC 2006 (all rights reserved)). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays. As used herein, the term “Barclays” refers to Barclays Bank PLC, together with its subsidiaries and affiliated companies. Each of these companies is separately incorporated and none of these companies are responsible for the obligations of the others.